Exhibit 99.1

FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

REZOLVE AI PLC AND SUBSIDIARIES

Unaudited condensed interim combined consolidated financial statements

For the six months ended June 30, 2026 and 2025

Condensed interim combined consolidated balance sheets as of June 30, 2026 (Unaudited) and December 31, 2025	F-2
Condensed interim combined consolidated statements of operations for the six months ended June 30, 2026 and 2025 (unaudited)	F-3
Condensed interim combined consolidated statements of comprehensive loss for the six months ended June 30, 2026 and 2025 (unaudited)	F-4
Condensed interim combined consolidated statements of changes in shareholders’ deficit for the six months ended June 30, 2026 and 2025 (Unaudited)	F-5
Condensed interim combined consolidated statements of cash flows for the six months ended June 30, 2026 and 2025 (Unaudited)	F-7
Notes to the condensed interim combined consolidated financial statements (unaudited)	F-9

REZOLVE AI PLC AND SUBSIDIARIES

Condensed Interim Combined Consolidated Balance Sheets

(In USD'000 except shares and per share data)

(Unaudited)

	June 30, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents	$33,153	$111,112
Restricted cash	67,392	—
Accounts receivable and unbilled receivable, net	78,290	39,176
Prepaid expenses and other current assets	18,059	20,040
Other receivables	3,456	4,622
Total current assets	200,350	174,950
Non-current assets
Property and equipment, net	3,833	511
Intangible assets, net	360,495	239,201
Crypto intangible assets, net	105	103
Other digital assets, net	8,557	16,374
Goodwill	308,713	168,396
Right of use assets	15,300	2,986
Equity method investments	5,751	5,518
Other non-current assets	14,795	3,695
Total non-current assets	717,549	436,784
Total assets	$917,899	$611,734
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$48,014	$35,714
Due to related party	—	33
Accrued expenses and other payables	32,238	20,444
Advances from external parties	41,097	—
Short term debt	123,113	102,143
Short term debt to related party	12	12
Short term convertible debt	1,800	1,800
Convertible promissory notes	427	427
Ordinary Shares Payable	73,418	12,060
Derivative liabilities	—	2,881
Income taxes payable	—	622
Deferred revenue	33,156	46,501
Warrant liability	—	719
Lease liabilities, current portion	1,954	1,977
Contingent consideration, current portion	15,258	27,773
Other current liabilities	35,097	8,967
Total current liabilities	$405,584	$262,073
Non-current liabilities
Long term debt	30,086	50,092
Lease liabilities, non-current portion	13,727	827
Deferred tax liabilities	53,432	28,250
Contingent consideration, non-current portion	10,403	23,278
Other non-current liabilities	2,446	398
Total non current liabilities	$110,094	$102,845
Total liabilities	$515,678	$364,918
Commitments (refer to note 13)
Shareholders’ Equity
Ordinary shares, £0.0001 nominal value 416,868,894 shares issued and outstanding as of June 30, 2026; 336,327,587 shares issued and outstanding as of December 31, 2025; 493,306,494 shares authorized as of June 30, 2026; 423,495,449 shares authorized as of December 31, 2025	55	44
Additional paid-in capital	905,877	605,584
Share subscription receivable	(3)	(1)
Accumulated deficit	(499,098)	(359,620)
Accumulated other comprehensive loss	(4,610)	809
Total shareholders’ equity	$402,221	$246,816
Total liabilities and shareholders’ equity	$917,899	$611,734

The accompanying notes are an integral part of these condensed interim combined consolidated financial statements.

REZOLVE AI PLC AND SUBSIDIARIES

Combined Consolidated Statements of Operations

(In USD'000 except shares and per share data)

(Unaudited)

	Six months ended June 30, 2026	Six months ended June 30, 2025
Revenue	$130,788	$6,317
Operating expenses/(income)
Cost of revenue	66,844	276
Sales and marketing expenses (including related party transactions of $5,964 and $770 see note 10)	19,785	3,620
General and administrative expenses (including related party transactions of $31,755 and $6,613 see note 10)	118,793	30,786
Depreciation and amortization expenses	20,433	1,551
Research and development expenses	19,942	2,478
Other operating expense, net	13,073	31
Total operating expenses/(income)	$258,870	$38,742
Operating loss	$(128,082)	$(32,425)
Other (expense)/income
Interest expense	(9,182)	(2,110)
Gain/(loss) on derivatives	2,881	(1,521)
Gain/(loss) on extinguishment	719	(27,183)
Gain on revaluation of financial asset	4	5,711
Loss on revaluation of contingent consideration	(3,845)	—
Impairment loss	(5,575)	—
Other non-operating (expense)/income, net	(889)	170
Total other expenses, net	$(15,887)	$(24,933)
Loss before provision for income taxes	(143,969)	(57,358)
Income tax benefit/(expense)	4,491	(494)
Net loss	$(139,478)	$(57,852)
Net loss per share, basic and diluted	$(0.35)	$(0.25)
Weighted average shares, basic and diluted	402,916,668	233,521,905

The accompanying notes are an integral part of these condensed interim combined consolidated financial statements.

REZOLVE AI PLC AND SUBSIDIARIES

Combined Consolidated Statements of Comprehensive Loss

(In USD'000)

(Unaudited)

	Six months ended June 30, 2026	Six months ended June 30, 2025
Net loss	$(139,478)	$(57,852)
Other comprehensive loss, net of tax
Foreign currency translation loss	(5,419)	(416)
Total comprehensive loss	$(144,897)	$(58,268)

The accompanying notes are an integral part of these condensed interim combined consolidated financial statements.

REZOLVE AI PLC AND SUBSIDIARIES

Condensed Interim Combined Consolidated Statements of Shareholders’ Deficit

(In USD'000 except shares and per share data)

(Unaudited)

	Ordinary shares		Additional Paid-in	Accumulated	Share subscription	Accumulated other comprehensive	Total Shareholders
	Shares	Value	Capital	Deficit	receivable	income	Deficit
Balance as at January 1, 2026	336,327,587	$44	$605,584	$(359,620)	$(1)	$809	$246,816
Share-based compensation- employees	—	—	9,738	—	—	—	9,738
Share-based compensation- related parties	—	—	31,764	—	—	—	31,764
Ordinary shares issued upon exercise of share options under LTIP by employees	2,273,520	—	—	—	—	—	—
Ordinary shares issued upon exercise of share options under LTIP by related parties	10,340,733	1	—	—	(2)	—	(1)
Ordinary shares issued upon acquisitions of businesses	5,427,054	1	13,343	—	—	—	13,344
Ordinary shares issued in January 2026 private placement offering	62,500,000	9	249,991	—	—	—	250,000
Issuance costs for ordinary shares issued in January 2026 private placement offering	—	—	(12,630)	—	—	—	(12,630)
Contingent consideration issued upon acquisition of a business	—	—	2,165	—	—	—	2,165
Warrants issued upon acquisition of a business	—	—	5,922	—	—	—	5,922
Net loss	—	—	—	(139,478)	—	—	(139,478)
Foreign currency translation loss	—	—	—	—	—	(5,419)	(5,419)
Balance as at June 30, 2026	416,868,894	$55	$905,877	$(499,098)	$(3)	$(4,610)	$402,221

The accompanying notes are an integral part of these condensed interim combined consolidated financial statements.

REZOLVE AI PLC AND SUBSIDIARIES

Condensed Interim Combined Consolidated Statements of Shareholders’ Deficit - continued

(In USD'000 except shares and per share data)

(Unaudited)

	Ordinary shares		Additional Paid-in	Accumulated	Share subscription	Accumulated other comprehensive	Total Shareholders
	Shares	Value	Capital	Deficit	receivable	income	Deficit
Balance as at January 1, 2025	209,080,491	$27	$216,879	$(258,210)	$—	$34	$(41,270)
Share-based compensation- employees	—	—	2,341	—	—	—	2,341
Shares issued to advisors	1,169,846	—	2,894	—	—	—	2,894
Shares issued on conversion of senior secured notes	10,840,973	1	30,765	—	—	—	30,766
Issuance of ordinary shares upon conversion of advanced subscription	171,429	—	118	—	—	—	118
Issuance of ordinary shares under Yorkville Standby Equity Purchase Agreement	500,000	—	1,613	—	—	—	1,613
Issuance of ordinary shares upon conversion of Yorkville Note	1,413,946	—	3,747	—	—	—	3,747
Ordinary shares issued upon exercise of share options by consultants	223,622	—	—	—	—	—	—
Ordinary shares issued upon exercise of share options under LTIP by employees	748,866	—	—	—	—	—	—
Ordinary shares issued upon exercise of share options under LTIP by related parties	11,864,174	2	—	—	(2)	—	—
Ordinary shares issued to Radio Group to settle termination of ANY acquisition in Germany	300,000	—	876	—	—	—	876
Ordinary shares issued upon conversion of convertible notes	471,337	—	1,139	—	—	—	1,139
Ordinary shares issued in upon conversion of promissory note	1,257,632	—	4,116	—	—	—	4,116
Ordinary shares issued upon acquisition of GroupBy	3,999,902	1	5,759	—	—	—	5,760
Ordinary shares issued in lieu of cash payment for services	110,000	—	222	—	—	—	222
Ordinary shares issued upon acquisition of Bluedot Innovation	1,941,111	—	3,397	—	—	—	3,397
Ordinary shares issued to DBLP under the rights issue	4,150,000	1	1,088				1,089
Ordinary share-based compensation issued to related parties	2,500,000	—	6,044	—	—	—	6,044
Ordinary shares issued on conversion of advisors loans	861,333	—	2,081	—	—	—	2,081
Ordinary shares issued upon acquisition of Mpower	804,833	—	1,529	—	—	—	1,529
Ordinary shares issued to DBLP upon settlement of related party payable	800,000	—	823	—	—	—	823
Ordinary shares issued to Western Alliance Bank to settle debt assumed in the GroupBy acquisition	5,857,143	1	16,692	—	—	—	16,693
Net loss	—	—	—	(57,852)	—	—	(57,852)
Foreign currency translation loss	—	—	—	—	—	(416)	(416)
Balance as at June 30, 2025	259,066,638	$33	$302,123	$(316,062)	$(2)	$(382)	$(14,290)

The accompanying notes are an integral part of these condensed interim combined consolidated financial statements.

REZOLVE AI PLC AND SUBSIDIARIES

Condensed Interim Combined Consolidated Statements of Cash Flows

(In USD'000 except shares)

(Unaudited)

	Six months ended June 30, 2026	Six months ended June 30, 2025
Cash flows from operating activities:
Net loss	$(139,478)	$(57,852)
Adjustments to reconcile net loss to net cash (used in) operating activities:
Depreciation and amortization	20,433	1,551
Share-based compensation for employees	9,738	2,341
Share-based compensation issued to related parties	31,764	6,044
Ordinary shares issued in lieu of cash payment for services	—	222
Ordinary shares issued to Radio Group to settle termination of ANY acquisition in Germany	—	876
Income tax (benefit) expense	(4,491)	483
Interest expense, net	9,182	2,256
Loss/(gain) on derivatives	(2,881)	1,521
Loss on extinguishment	(719)	27,247
Loss on revaluation of contingent consideration	3,845	—
Unrealized foreign exchange (gain)/loss	59	(145)
Gain on revaluation of financial asset	—	(5,711)
Movement in deferred tax liabilities	(3,832)	—
Impairment loss	5,575	—
Non-cash component of lease expense	—	561
Non-cash component of warrant expense	2,479	—
Loss on share issuance	624	—
Other non-cash expenses	10,859	291
Changes in operating assets and liabilities:
Decrease/(Increase) in accounts receivable	(11,346)	4,536
Decrease/(Increase) in prepaid expense and other current assets	11,617	(4,483)
Decrease/(Increase) in other assets	(5,318)	-
(Decrease)/Increase in accounts payable, accrued expenses and other payables	(12,137)	2,053
(Decrease)/Increase in payables due to related parties	11	(1,297)
Decrease in deferred revenue	(13,951)	—
(Decrease)/Increase in other current liabilities	(5,006)	229
Increase in non-current liabilities	2,047	273
Decrease in lease liabilities	(1,030)	(806)
Net cash used in operating activities	$(91,956)	$(19,810)
Cash flows from investing activities:
Purchase of property and equipment	(2,225)	(90)
Additions to intangible assets	(4,537)	(1,677)
Additions to other digital assets	(2,654)	—
Disposals of other digital assets	582
Acquisition of Prediqt, net of cash acquired	—	(81)
Acquisition of Reward	(213,562)	—
Other acquisitions	(11,350)	—
Cash acquired in business combinations	81,263	1,939
Net cash (used in)/provided by investing activities	$(152,483)	$91

The accompanying notes are an integral part of these condensed interim combined consolidated financial statements.

REZOLVE AI PLC AND SUBSIDIARIES

Condensed Interim Combined Consolidated Statements of Cash Flows - continued

(In USD'000 except shares)

(Unaudited)

	Six months ended June 30, 2026	Six months ended June 30, 2025
Cash flows from financing activities:
Proceeds from short-term debt	$—	$27,000
Repayment of short-term debt obligation	(4,857)	—
Repayment of short-term debt obligation from related parties	—	(5,163)
Repayment of advisor loans	—	(3,500)
Proceeds from promissory notes	—	67
Proceeds from issuance of ordinary shares	250,000	1,613
Payment of issuance costs related to issuance of ordinary shares	(12,630)	—
Net cash flow provided by financing activities	$232,513	$20,017
Effect of exchange rate changes on cash	1,359	(171)
Net change in cash	$(10,567)	$127
Cash and cash equivalents and restricted cash, beginning of the period	$111,112	$9,730
Cash and cash equivalents and restricted cash, end of the period	$100,545	$9,857
Supplemental disclosures
Cash paid for interest	$4,096	$—
Cash paid for taxes	$741	$5
Number of shares issued as consideration for acquisitions	5,427,054	—

The accompanying notes are an integral part of these condensed interim combined consolidated financial statements.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(In USD'000 except shares and per share data)

(unaudited)

1.
Organization and nature of operations

Rezolve Group Limited (“Rezolve” or “the Company”) was incorporated in England and Wales on January 5, 2023 and changed its name on June 5, 2023 to Rezolve AI Limited. On March 28, 2025, the Company altered its legal status under English law from a private limited company and re-registered as a public limited company. In connection with the re-registration as a public limited company, the Company changed its name from Rezolve AI Limited to Rezolve AI plc.

Rezolve AI plc is a technology company that builds and sells artificial intelligence-driven commerce and engagement solutions for retailers, brands, manufacturers, banks, and other enterprise customers.

2.
Basis of presentation and summary of significant accounting policies
2.1
Basis of presentation

The condensed interim combined consolidated financial statements of Rezolve AI plc and subsidiaries (together “the Company” or “we”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial reporting. Accordingly, these unaudited condensed interim combined consolidated financial statements do not include all of the information and footnotes required by US GAAP for complete financial statements. These unaudited condensed interim combined consolidated financial statements include all adjustments necessary to fairly state the financial position and the results of the Company's operations and cash flows for interim periods in accordance with US GAAP. The results for any interim period are not necessarily indicative of the results that may be expected for the year ended December 31, 2026 or for any future period.

The condensed interim combined consolidated financial statements have been prepared using the United States Dollar (“$” or “US dollar”) as the reporting currency. The condensed interim combined consolidated financial statements and notes as presented do not contain all information that is included in the annual financial statements and notes thereto of the Company. The condensed interim combined consolidated financial statements and notes included in this Form 6-K should be read in conjunction with the financial statements and notes included in the Company’s 2025 Annual Report on Form 20-F (“Annual Report”) filed with the SEC on March 30, 2026.

The significant accounting policies used in preparation of these condensed interim combined consolidated financial statements as of and for the six months ended June 30, 2026 are consistent with those described in our Annual Report.

Comparative periods include Bluedot Industries as a transfer under common control, retrospectively combined from the beginning of the earliest period presented.

2.2.
Principles of consolidation

We consolidate investments in companies in which we control directly or indirectly through the control of more than 50% of the voting rights.

The Company’s investments companies with interests ranging between 20% and 50%, where the Company has significant influence over the investee, are accounted for using the equity method. Net income (loss) from such investments is recorded in Other (income) expense, net in the Condensed Interim Combined Consolidated Statements of Operations. The Company adjusts its share of net income/(loss) from its equity method investees on a one quarter lag. Unrelated third parties hold the remaining ownership interests in these investments. Investments with less than a 20% interest are recorded at cost and periodically adjusted based on observable price changes or quoted market prices in active markets, if applicable.

All intercompany balances and transactions have been eliminated.

A list of subsidiaries and Rezolve AI plc’s holding as of June 30, 2026 is as follows:

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(In USD'000 except shares and per share data)

(unaudited)

Name of the entity	Country of incorporation	Group shareholding (%)
Rezolve Taiwan Inc.	Taiwan	100%
Rezolve Technology (India) Private Limited	India	100%
Rezolve Mobile Commerce Inc.	United States of America	100%
Rezolve Technology S.L.	Spain	100%
Rezolve AI IP Holdings Limited	United Kingdom	100%
Rezolve Ai Finance LLC	United States of America	100%
Rezolve Ai Finance Holdings LLC	United States of America	100%
Armada Acquisition Corp. I	United States of America	100%
GroupBy Inc.	Canada	100%
GroupBy International Ltd	Canada	100%
GroupBy USA Inc.	United States of America	100%
GroupBy UK Ltd	United Kingdom	100%
Bluedot Industries Pty. Ltd	Australia	100%
Bluedot Industries, Inc.	United States of America	100%
Bluedot Innovation Pty. Ltd	Australia	100%
Prediqt Business Solutions Private Limited	India	100%
Mpower Plus Global Limited	United Kingdom	100%
Mpower Plus Poland SP Z o.o	Poland	100%
Mpower Plus France SARL	France	100%
Mpower Plus B.V.	Netherlands	100%
Mpower PLUS Global PTE. Ltd.	Singapore	100%
Mpower Plus Hungary KFT	Hungary	100%
MPower Plus BVBA	Belgium	100%
MPower Plus Deutschland GmbH	Germany	100%
MPower Plus Global Malaysia SDN BHD	Malaysia	100%
MP PLUS RM S.R.L	Romania	100%
Visenze Pte. Ltd.	Singapore	100%
Visenze Inc.	United States of America	100%
Visenze Technology (Beijing) Co., Ltd	China	100%
Subsquid Labs GmbH	Switzerland	100%
Scale Up Commerce Ltd.	United Kingdom	100%

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(In USD'000 except shares and per share data)

(unaudited)

Name of the entity	Country of incorporation	Group shareholding (%)
Crownpeak Intermediate Holdings, Inc.	United States of America	100%
Crownpeak Technology, Inc.	United States of America	100%
Magus Research Limited	United Kingdom	100%
Evidon, Inc.	United States of America	100%
e-Spirit Inc.	United States of America	100%
Crownpeak Technology,GmbH.	Germany	100%
Ilumino, LLC	United States of America	100%
Aegean Bidco Limited	United Kingdom	100%
ATTRAQT Group Limited	United Kingdom	100%
ATTRAQT Limited	United Kingdom	100%
ATTRAQT, Inc.	United States of America	100%
Early Birds SAS	France	100%
Fredhopper B.V.	Netherlands	100%
Spring Technologies EOOD	Bulgaria	100%
Fredhopper (Australia) Pyt Ltd.	Australia	100%
Fredhopper GmbH	Germany	100%
Fredhopper SARL	France	100%
Techouts Inc.	United States of America	100%
Techouts Solutions India Private Limited	India	100%
ValueAdd Softtech & Systems Private Limited	India	100%
VAST US Systems Inc.	United States of America	100%
Reward Loyalty UK Limited	United Kingdom	100%
Sports Loyalty Card Limited	United Kingdom	100%
Hospitality Data Insights Ltd	United Kingdom	100%
Impact Information Company Ltd	United Kingdom	100%
Reward Loyalty & Analytics Ltd	United Kingdom	100%
Reward Loyalty East Pte Ltd	Singapore	100%
Advanced Commerce Ltd	United Kingdom	100%
Metakeep (De Merger Sub 021726, Inc)	United States of America	100%
Analytics SEO Limited	United Kingdom	100%
Analytics SEO LLC	United States of America	100%
2.3
Emerging Growth Company

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable, provided that early adoption is permitted by the new or revised accounting standard. The Company has elected to not opt out of such extended transition period, which means that the Company, as an emerging growth company, can adopt new or revised standard at the same time as private companies. While the Company may early adopt the new or revised standard if the standard permits, it is able to avail itself of any additional transition time which is granted to private companies. This may make comparison of the Company’s Condensed Interim Combined Consolidated Financial Statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

As of June 30, 2026, the Company ceased to qualify as an emerging growth company under the JOBS Act as a result of the market value of its common equity held by non-affiliates exceeding $700 million as of such date, as measured in accordance with Rule 12b-2 under the Securities Exchange Act of 1934, as amended. Accordingly, the Company is no longer able to avail itself of the extended transition period for complying with new or revised accounting standards. From June 30, 2026, onwards, the Company is required to comply with new or revised financial accounting standards at the same time as other public companies that are not emerging growth companies.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(In USD'000 except shares and per share data)

(unaudited)

2.4
Liquidity

Pursuant to ASC 205-40, Presentation of Financial Statements—Going Concern (“ASC 205-40”), management must evaluate whether there are conditions and events, considered in aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that these Condensed Interim Combined Consolidated Financial Statements are issued. In accordance with ASC 205-40, management’s analysis can only include the potential mitigating impact of management’s plans that have not been fully implemented as of the issuance date if (a) it is probable that management’s plans will be effectively implemented on a timely basis, and (b) it is probable that the plans, when implemented, will alleviate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s Condensed Interim Combined Consolidated Financial Statements have been prepared under the assumption that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business for the foreseeable future.

As of June 30, 2026, the Company had an accumulated deficit of $499.1 million. For the six months ended June 30, 2026, the Company incurred a net loss of $139.5 million and net cash used in operating activities was $92.0 million. As of June 30, 2026, cash and cash equivalents totaled $100.5 million, including restricted cash of $67.4 million, a decrease of $10.6 million from $111.1 million at December 31, 2025. The Company has a working capital deficit of $205.2 million as at June 30, 2026. The Company continues to incur losses while it develops its artificial intelligence-driven commerce and engagement solutions, targets customers and incurs costs for business combinations. The Company's primary sources of cash for these activities have been debt and equity financings. These conditions and events raise substantial doubt about the Company’s ability to continue as a going concern for a least one year from the date these condensed interim combined consolidated financial statements are issued.

Management's plans to alleviate the substantial doubt about the Company’s ability to continue as a going concern, as described above, includes the following actions:

•
implement the Company's strategy focused on cost savings and operating efficiencies;
•
engage in negotiations with lenders to refinance the Company’s existing short-term debt obligations;
•
raise additional capital through debt or equity financings;
•
utilize the Company's existing registered at-the-market equity program, which provides substantial available capacity and the ability to raise capital in a flexible and efficient manner;
•
and continue to raise capital through debt and equity financings. The Company has historically been able to raise capital to support its operations; there can be no assurance that such efforts will be successful, however management believes it to be probable. See below for recent equity financings.

The Company has recently raised gross proceeds of $289.9 million from the following transactions:

•
On January 20, 2026, the Company entered into a securities purchase agreement with certain investors, pursuant to which the Company agreed to sell and issue to these investors 62,500,000 Ordinary Shares, par value £0.0001 per share, at an offering price of $4.00 per Ordinary Share, resulting in gross proceeds of $250.0 million, before deducting the placement agent’s fee and offering expenses payable by the Company. The 62,500,000 Ordinary Shares were offered and sold pursuant to an effective registration statement on Form F-3 (Registration No. 333-291842) filed with the U.S. Securities and Exchange Commission and a related prospectus supplement. This offering closed on January 21, 2026. The Company intends to use the net proceeds from the offering for accelerated investment into its sales organization, potential accretive M&A opportunities and general corporate and working capital purposes.
•
As previously disclosed in the Company's financial statements for the year ended December 31, 2025, filed with the SEC on Form 20-F on March 30, 2026, the Company entered into a Controlled Equity Offering Sales Agreement (the “Sales Agreement”). Under the Sales Agreement, the Company may, from time to time, offer and sell Ordinary Shares having an aggregate amount of up to 48,034,860 Ordinary Shares (the “ATM Shares”). As of the time of issuance of these interim combined consolidated financial statements, the Company have sold and issued 13.6 million Ordinary Shares at offering prices ranging from $2.50 to $3.09 per Ordinary Share, resulting in aggregate gross proceeds to the Company of $39.9 million, before deducting the placement agent’s fee and offering expenses paid by the Company.
2.5
Use of estimates

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(In USD'000 except shares and per share data)

(unaudited)

The preparation of financial statements in conformity with US GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of financial statements and the results of operations during the reporting period. Estimates and assumptions are used in accounting for, among other things, the valuation of acquisition-related assets and liabilities, deferred income taxes and related valuation allowances, fair value measurements, useful lives of long-lived assets, capitalized software and share-based compensation. Management believes that the estimates used in the preparation of the Condensed Interim Combined Consolidated Financial Statements are prudent and reasonable. Although these estimates are based upon management’s best knowledge of current events and actions, actual results could differ from estimates

2.6
Accounts receivable and Unbilled receivables, net

Accounts receivable and unbilled receivable, net consisted of the following as of:

	June 30, 2026	December 31, 2025
Accounts receivable	$32,223	$36,094
Allowance for credit losses	(1,300)	(1,935)
Unbilled receivable	47,367	5,017
Accounts receivable and unbilled receivable, net	$78,290	$39,176

Account receivable consists primarily of amounts related to fees charged to customers. Unbilled receivables arise when the timing of our billing to customers differs from the timing of revenue recognition for the obligations performed. Credit is extended based on evaluation of a customer’s financial condition and generally collateral is not required. Accounts receivable is stated at amounts due from customers net of an allowance for expected credit losses.

The allowance for expected credit losses is based upon our current estimate of lifetime expected credit losses related to uncollectible accounts receivable. The Company evaluates the need for an allowance for expected credit losses based on historical collection trends, prevailing and anticipated macroeconomic conditions and specific customer credit risk. ASU 2025-05 provides entities with an additional practical expedient for estimating expected credit losses on current accounts receivable arising from revenue transactions under ASC 606. Under this practical expedient, the Company is allowed to assume that the current conditions it has applied in determining credit loss allowances for current accounts receivable remain unchanged for the remaining life of those assets.

The allowance for expected credit losses at June 30, 2026 and December 31, 2025 primarily relate to customer contracts acquired in connection with business combinations completed during 2025 and during the six months ended June 30, 2026.

Unbilled receivables increased from $5.0 million to $47.4 million primarily due to growth in the Company’s revenue base.

2.7
Intangible assets, net, crypto intangible assets, net and other digital assets, net

Computer software

Computer software acquired separately is measured on initial recognition at cost. Following initial recognition, such assets are carried at cost less any accumulated amortization and any accumulated impairment losses, however, there have been no indicators of impairment identified during the six months ended June 30, 2026 and 2025.

Computer software assets are amortized over their useful economic life less their estimated residual value and assessed for impairment whenever there is an indication that the intangible asset may be impaired. Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the net carrying amount of the asset and are recognized in profit or loss in the consolidated statement of operations when the asset is derecognized.

The initial useful lives of computer software assets as estimated by management are summarized as follows:

Assets	Useful life
Software	5 years

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(In USD'000 except shares and per share data)

(unaudited)

Internal-use software

We capitalize internal and external costs directly associated with the development of internal-use software. Maintenance and training costs, as well as costs incurred during the preliminary stage of an internal-use software development project, are expensed as incurred.

The Company has not commenced amortizing the in-development software as it not yet ready for its intended use. The Company reviews internal-use software for impairment when an event or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. There were no indicators of impairment for internal-use software identified during the six months ended June 30, 2026 and 2025.

Developed technology

We have developed technology that were acquired through a business combination. At the time of each acquisition, fair value was estimated using a relief from royalty method which included various assumptions requiring judgment, including projected future cash flows, discount rates, and market royalty rates.

The Company reviews developed technology for impairment when an event or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. There were no indicators of impairment for developed technology identified during the six months ended June 30, 2026 and 2025. For additional information, see Notes 4 and 6.

Assets	Useful life
Developed technology	2-11 years

Customer contracts and related relationships

We have customer contracts and related relationships that were acquired through a business combination. At the time of each acquisition, fair value was estimated using an excess earnings methodology (Multi-Period Excess Earnings Method ("MPEEM")). The MPEEM is a variation of discounted cash-flow analysis which utilizes internally developed discounted future cash flow models and third-party valuation specialist models, which include various assumptions requiring judgment, including projected future cash flows and discount rates.

The Company reviews customer contracts and related relationships for impairment when an event or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. There were no indicators of impairment for customer contracts and related relationships identified during the six months ended June 30, 2026 and 2025. For additional information, see Notes 4 and 6.

Assets	Useful life
Customer contracts and related relationships	4-7 years

Recruitment database

We have a recruitment database that was acquired through a business combination. At the time of the acquisition, fair value was estimated using a replacement cost method. The replacement cost method considers an estimate of the costs to recreate the recruitment database (software, data acquisition, labor, overhead), opportunity costs representing forgone returns and obsolescence of the recruitment database.

The Company reviews the recruitment database for impairment when an event or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. There were no indicators of impairment for the recruitment database identified during the six months ended June 30, 2026 and 2025. For additional information, see Notes 4 and 6.

Assets	Useful life
Recruitment database	3 years

Crypto intangible assets, net

Crypto intangible assets consists of crypto assets such as Bitcoin (“BTC”) and Ethereum (“ETH”).

The Company accounts for its crypto assets in accordance with ASC 350-60, Intangibles—Goodwill and Other—Crypto Assets. The Company’s crypto assets meet the definition of in-scope crypto intangible assets under this guidance.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(In USD'000 except shares and per share data)

(unaudited)

The Company accounts for its crypto intangible assets as indefinite-lived intangible assets, as there are no legal, regulatory, contractual, competitive, economic, or other factors that limit their useful lives. Accordingly, crypto intangible assets such as BTC and ETH are considered to have indefinite useful lives.

Crypto intangible assets received in exchange for goods or services are initially measured at their fair value on the transaction date. Crypto intangible assets purchased for cash are initially recorded at cost, which includes the purchase price and any directly attributable transaction costs or fees. Subsequent to initial recognition, the Company measures all in-scope crypto intangible assets at fair value at each reporting period, with changes in fair value recognized in earnings in the period in which they occur.

Crypto intangible assets are presented separately from other intangible assets on the Company’s combined consolidated balance sheet within Crypto intangible assets, net. Gains and losses resulting from changes in fair value are included in Other income (expense), net in the combined consolidated statements of operations. For additional information, see Note 6.

Other digital assets, net

Other digital assets consist of SQD tokens, a utility token created and issued by Subsquid.

The SQD tokens do not qualify as a crypto asset within the scope of ASC 350-60.

In-scope and out-of-scope crypto intangible assets are subject to the same recognition and initial measurement guidance when purchased or otherwise acquired. SQD tokens that are purchased or otherwise acquired are initially measured at fair value on the transaction date. The fair value of SQD tokens is determined using a market approach based on the traded price observed on the transaction date. There is no pricing information available from a National Price Desk for SQD tokens that would otherwise represent a quoted price in an active market and qualify as a Level 1 input in the fair value hierarchy. Accordingly, the Company estimates fair value using pricing information obtained from market aggregators that compile trading data from active exchanges. The prices obtained from these market aggregators represent observable market data but are not directly quoted prices for identical assets in an active market. As a result, the Company classifies the inputs used in determining the fair value of SQD tokens as Level 2 inputs within the fair value hierarchy. These prices reflect active market transactions for SQD tokens at or near the measurement date.

For SQD tokens that are self-issued by Subsquid, rather than purchased or otherwise acquired, no specific capitalization criteria are met. Accordingly, costs incurred in connection with the creation of SQD tokens are expensed as incurred and are not capitalized, resulting in a carrying amount of zero for self-issued tokens.

The Company accounts for the SQD tokens as indefinite-lived intangible assets, as there are no legal, regulatory, contractual, competitive, economic, or other factors that limit their useful lives. Accordingly, utility tokens such as SQD tokens are considered to have indefinite useful lives.

Other digital assets are presented separately from other intangible assets on the Company’s combined consolidated balance sheet within Other digital assets, net.

Indefinite-lived digital assets are not amortized but are reviewed for impairment at least annually, or more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. Such events or circumstances may include significant declines in market prices, adverse regulatory or legal developments, or other market-based indicators.

During the six months ended June 30, 2026, the market price of the SQD token experienced a decline, which the Company determined to be a triggering event requiring an interim impairment assessment. The SQD tokens were written down to the lowest observable market price during the reporting period. As a result, the Company recognized an impairment charge of approximately $5.6 million in the condensed interim combined consolidated statements of operations for the six months ended June 30, 2026.

For additional information, see Notes 4 and 6.

2.8
Goodwill

Goodwill represents the future economic benefits arising from other assets acquired in a business combination that are not individually identified or separately recognized. Goodwill is subject to an impairment test at least annually or when events or changes in circumstances indicate that it may be impaired. In assessing impairment, the Company performs either a quantitative or a qualitative analysis.

Determining the fair value of the Company’s single reporting unit for goodwill requires significant estimates and judgments by

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(In USD'000 except shares and per share data)

(unaudited)

management. When a quantitative analysis is performed, the Company generally uses the income approach, which requires several estimates, including future cash flows consistent with management’s strategic plans, sales growth rates and the selection of royalty rates and discount rates. There were no indicators of impairment for goodwill identified during the six months ended June 30, 2026 and 2025. For additional information, see Notes 4 and 6.

2.9
Impairment of long-lived assets

The Company reviews assets, including the property and equipment and definite-life intangible assets, for impairment when an event or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from use of the asset and its eventual disposition are less than the carrying amount. Impairment loss, if any, is measured as the difference between the fair value of an asset, as measured by discounted cash flows and the asset’s carrying value. There were no indicators of impairment for any of the long-lived assets identified during the six months ended June 30, 2026 and 2025.

2.10
. Financial assets

When the terms of a financial asset involve returns that vary in timing or amounts, the Company evaluates the financial asset to determine if there are any freestanding or embedded derivatives that should be accounted for separately. The Company separates the embedded derivative from its host contract and account for as a derivative instrument “if and only if” all of the specified criteria in ASC 815 are met.

The fair value option (FVO) for financial instruments under ASC 825-10 can generally be applied to hybrid instruments, subject to certain limitations. In addition, ASC 815 provides an instrument-by-instrument fair value election for hybrid financial instruments that would require an embedded derivative to be bifurcated. Under either election, the hybrid financial instrument is carried at fair value with the change in fair value recognized currently in earnings, except for the effect of changes in own credit, which are recognized in other comprehensive income.

The Company holds deposits in certain stable coins, including US Dollar Tether (“USDT”) and USD Coin (“USDC”). Stable coins differ from other crypto assets in that they are designed to maintain a stable value by pegging their price to a fiat currency. USDT and USDC are each intended to maintain a value of approximately one US dollar per token. These stable coins meet the definition of a financial asset under ASC 825-10-20 because they represent a contractual claim on the issuer that obligates the issuer to deliver cash (US dollars) upon redemption. As a result, the Company accounts for these stable coin holdings as financial assets rather than as crypto intangible assets. Because the stable coins are designed to maintain a value equivalent to one U.S. dollar and are redeemable with the issuer, the carrying value of the Company’s stable coin deposits approximates fair value. Stable coin deposits of $1.8 million are included within Other receivables on the Company’s combined consolidated balance sheet as of June 30, 2026 ($2.4 million as of December 31, 2025).

2.11
. Revenue recognition

Under ASC 606, the Company determines revenue recognition through the following steps:

•
Identifying the contract, or contracts, with the customer: A contract with a customer exists when (1) the Company enters into an enforceable contract with a customer that defines each party’s rights regarding the goods or services to be transferred and identifies the payment terms related to these goods or services, (2) the contract has commercial substance and (3) the Company determines that collection of substantially all consideration for goods or services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration;
•
Identifying the performance obligations in the contract: Performance obligations promised in a contract are identified based on the goods or services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the goods or services either on their own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the goods or services is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised goods or services, the Company applies judgment to determine whether promised goods or services are capable of being distinct and distinct in the context of the contract. If these criteria are not met, the promised goods or services are accounted for as a combined performance obligation;
•
Determining the transaction price: The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring goods or services to the customer, net of sales taxes or value added taxes;

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(In USD'000 except shares and per share data)

(unaudited)

•
Allocating the transaction price to performance obligations in the contract: Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price (“SSP”). When appropriate, the Company determines SSP based on data points that include the price at which the performance obligation has previously been sold through past transactions on a stand-alone basis, internally approved pricing guidelines and other relevant data points. If there is no observable SSP, it is estimated using judgment and considering all reasonably available information including but not limited to pricing practices, competitor pricing strategies and other observable inputs. When the SSP of a license or subscription and bundled maintenance and support services is highly variable and the contract also includes additional performance obligations with observable SSP, the Company first allocates the transaction price to the performance obligations with established SSPs and then applies the residual approach to allocate the remaining transaction price to the license or subscription and bundled maintenance and support services. If applying the residual approach results in zero or very little consideration being allocated to the performance obligation, the Company considers all reasonably available data to determine an appropriate allocation of the transaction price. If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation; and,
•
Recognizing revenue when, or as, the Company satisfies performance obligations by transferring the promised goods or services, see below for more information.

For revenue generated from contracts with customers involving another party, the Company evaluates whether it is acting as the principal or the agent in the transaction. This determination requires significant judgment and impacts the amount and timing of revenue recognized. The Company determines whether it is a principal or an agent, which is dependent on whether the Company has control of the specified goods or services before they are transferred to the customer, whether the Company is primarily responsible for fulfillment, whether the Company has inventory risk and whether the Company has latitude in establishing price. Revenues are recognized on a gross basis if the Company is acting in the capacity of a principal and on a net basis if it’s acting in the capacity of an agent.

The Company generates revenues primarily from three sources: (i) subscription-based SaaS offerings under our Brain Commerce platform, (ii) professional services delivered on a cost-plus basis and (iii) developing and operating customer engagement, loyalty and commerce technology platforms, especially for banks, payment networks and retail partners. These revenues are recognized in line with the nature of the services provided, as described below.

Revenue generated from cloud-based software solutions, include the SaaS (software as a service) products such as the following:

•
search experience tools that allow vendors to identify shopper intent and context, and provide high quality-search results to consumers searching for products on eCommerce channels, including configuration and ongoing technical support services; and,
•
geofencing software that allows vendors to track a customer's location when placing online orders for in-person pickup, including configuration and ongoing technical support services.

These cloud-based software solutions are sold to customers through hosting arrangements, whereby we run the software applications on our own platforms. Access to these platforms are provided to customers on either a consumption or subscription basis and generally have contract terms longer than a year. Revenues related to cloud-based software solutions provided on a consumption basis are recognized when the customer utilizes the cloud-based software solutions, based on the quantity consumed. Revenues related to cloud-based software solutions provided on a subscription basis are recognized ratably over the contract term as the customer receives and consumes the benefits of the cloud-based software solutions. Usage-based fees earned in exchange for the use of the Company’s software licenses and subscription services in excess of committed usage are recognized in the period when usage occurs.

The Company may receive upfront, non-refundable consideration at which time the performance obligation has not yet been satisfied and will only be satisfied over time (over the duration of the contract term). This upfront, non-refundable consideration (deferred revenue) is recognized as revenue over time as the performance obligation is satisfied. The deferred revenue balance of $33.2 million at June 30, 2026 ($46.5 million at December 31, 2025) resulted from upfront payment received from contracts with customers for SaaS products and contracts with customers for geofencing software. The customer contracts generating this upfront revenue were acquired through acquisitions completed during year ended December 31, 2025 and during the six months ended June 30, 2026. The deferred revenue balance will be recognized in the period that cloud-based software solutions are utilized or ratably over the contract term as the customer receives and consumes the benefit of the cloud-based software solutions and services, as discussed above.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(In USD'000 except shares and per share data)

(unaudited)

Revenue related to configuration and ongoing technical support services are recognized ratably over the contract term as the customer receives and consumes the benefits of these services.

Revenues from the sale of professional services include information technology ("IT") and information technology enabled services. The Company provides professional services, which include project managers, specialists and engineers, recommending, designing and implementing IT solutions. The Company is primarily responsible for the fulfillment and acceptability of the professional services and has control over how to provide the requested services. As a result, the Company is the principal, and professional services revenue is recognized on a gross basis ratably over the contract term as the customer receives and consumes the benefits of these services.

Revenue generated from developing and operating customer engagement, loyalty and commerce technology platforms, especially for banks, payment networks and retail partners, include the following:

•
Retail transactions within loyalty programs - this revenue stream comprises commissions generated by the Company through transactions within the programs run by the Company. This revenue is recognized at the transaction date in the period to which it relates. The revenue comprises the invoiced value of the services supplied by the Company, exclusive of sales tax, such as valued added tax ("VAT") and trade discounts.

•
Platform fees for managing loyalty programs – this revenue stream comprises fees earned by the Company from setting up, hosting and maintaining loyalty programs for external parties. Revenue is recognized based over the term of the arrangement. Therefore, the Company’s performance obligation is to host the platform, providing regular updates, product support and enhancements when necessary. The customers simultaneously receive and consume the benefits of these services.

•
Technology customization and R-Insights fees – The Company’s technology customization revenue stream comprises fees earned by the Company for completing specialized projects to develop new loyalty platforms, principally for financial institutions. The R-insights revenue stream comprises fees earned by the Company for completing tailored data analysis projects that deliver clients specific information regarding their customers’ spending behaviors and the wider economic environment in which they operate. The projects are contracted on a fixed fee basis with the associated revenue being recognized based on the stage of completion of the project. The Company have assessed that the stage of completion is the delivered proportion of the total scope expected for the project and this is an appropriate measure of progress towards satisfying the project’s performance conditions under ASC 606, Revenue from contracts with customers. Any such assessments are reviewed on a regular basis.

The Company also continues to earn revenue from commission from sales of football tickets for La Liga in Spain through its platform technology. La Liga pays a commission for each football ticket sold through our platform technology. Revenue is recognized in accordance with ASC 606 “Revenue from Contracts with Customers” at the point in time when a football ticket is sold on our platform technology.

Disaggregation of revenue

The following table presents revenue by geographical region:

	Six months ended June 30, 2026	Six months ended June 30, 2025
North America	$22,112	$5,613
United Kingdom and Europe	103,935	340
Asia Pacific	4,741	364
Total Revenue	$130,788	$6,317

For the six months ended June 30, 2026, the Company had one customer that accounted for more than 10% of the Company’s total revenue. There were no customers that accounted for more than 10% of the Company’s total revenue during the six months ended June 30, 2025.

Costs capitalized to obtain contracts with customers

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(In USD'000 except shares and per share data)

(unaudited)

Contract costs primarily consist of sales commission that qualify for capitalization since these payments are directly related to sales achieved during a time period. When the Company recognizes revenue related to these customer contracts ratably over the contract term as the customer receives and consumes the benefits of the cloud-based software solutions and services, the commission costs related to these customer contracts are amortized ratably over the same period.

Costs to obtain a contract that will be amortized within the succeeding 12-month period are classified as current and included in Prepaid expenses and other current assets on the combined consolidated balance sheets. The remaining balance is classified as non-current and are included in Other non-current assets on the combined consolidated balance sheets. Amortization expense is included in Sales and marketing expenses in the combined consolidated statements of operations. Deferred commissions are periodically analyzed for impairment.

The Company did not incur any costs to obtain contracts with customers during the six months ended June 30, 2025. Costs capitalized during the six months ended June 30, 2026 relate entirely to customer contracts acquired in connection with business combinations completed during second half of 2025.

	June 30, 2026	December 31, 2025
Opening balance, net	$4,776	$—
Acquired through business combinations	—	4,792
Additions during the year	629	168
Amortization during the year	(732)	(184)
Closing balance, net	$4,673	$4,776

2.12
. Operating segments

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Group’s Chief Executive Officer is the Company’s CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. The Company has determined that it operates as one operating segment.

At June 30, 2026, there have not been any changes in the internal organization that affects how the CODM allocates resources and assesses the performance of the Company.

As the Company operates as one operating segment, financial data provided in the consolidated financial statements, including total revenues of $130.8 million and $6.3 million for the six months ended June 30, 2026 and 2025, respectively; total operating expenses of $258.9 million and $38.7 million for the six months ended June 30, 2026 and 2025, respectively; consolidated net loss of $139.5 million and $57.9 million for the six months ended June 30, 2026 and 2025, respectively; and total assets $ 917.9 million at June 30, 2026 and $611.7 million at December 31, 2025, represent the performance of its single operating segment. The combined consolidated statements of operations reflect the same level of significant expense categories regularly provided to the CODM for decision-making purposes. Sales and marketing expenses reported in the combined consolidated statements of operations includes advertising expenses, payroll expenses, and consultancy charges. General and administrative expenses reported in the combined consolidated statements of operations includes IT expenses, legal and professional expenses, payroll expenses, consultancy charges and transaction related expenses.

The CODM does not review assets at a different level or category than those disclosed in the condensed interim combined consolidated balance sheet.

2.13
. Shareholders’ equity/(deficit) and reserves

Authorized and Outstanding Shares

As of June 30, 2026 and December 31, 2025, the Company has one class of issued shares, ordinary shares.

Each ordinary shareholder are entitled to one vote per share. Holders of ordinary shares are entitled to receive dividends out of any asset legally available for payment of dividends only when such dividends are declared by the Board of Directors and approved by the

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(In USD'000 except shares and per share data)

(unaudited)

majority of the shareholders. As of June 30, 2026 and December 31, 2025, the Company’s Board of Directors had not declared any dividends for ordinary shares.

The authorized and outstanding shares as of June 30, 2026 and December 31, 2025 as are follows:

•
Ordinary shares: £0.0001 nominal value 416,868,894 shares issued and outstanding as of June 30, 2026; 336,327,587 shares issued and outstanding as of December 31, 2025; 493,306,494 and 423,495,449 shares authorized as of June 30, 2026 and December 31, 2025.

Accumulated deficit includes current and prior period losses. Accumulated other comprehensive losses primarily consists of foreign currency translation reserves. Additional paid in capital primarily consists of additional subscription consideration received over and above the par value of the shares as well as the fair value of share-based payments.

2.14
. Fair value measurement and concentration of credit risk

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price at which an asset could be exchanged or a liability transferred in an orderly transaction between knowledgeable, willing parties in the principal or most advantageous market for the asset or liability. Where available, fair value is based on observable market prices or derived from such prices. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity.

The Company reports all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•
Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
•
Level 2—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.
•
Level 3—Inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest-level input that is significant to the fair value measurement in its entirety.

Fair value measurement at reporting date:

Description	Level 1	Level 2	Level 3
June 30, 2026
Fair value on recurring basis
(3) Crypto intangible assets	$105	$—	$—
(4) Contingent consideration	$—	$—	$25,661
Fair value on non-recurring basis
(5) Other digital assets	$—	$8,557	$—
December 31, 2025
Fair value on recurring basis
(1) Share-based payment liability	$1,400	$—	$—
(2) Derivative liability	$—	$2,881	$—
(3) Crypto intangible assets	$103	$—	$—
(4) Contingent consideration	$—	$—	$51,051
Fair value on non-recurring basis
(5) Other digital assets	$—	$16,374	$—

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(In USD'000 except shares and per share data)

(unaudited)

(1)
The fair value of the share-based payment liability at December 31, 2025 was valued using a discounted cash flow method using a risk adjusted discount rate of 10.8%.
(2)
The derivative liability were valued by a third party valuation expert using a Geometric Brownian Motion based Monte Carlo simulation to project the underlying metric value to ultimately determine the fair value upon the date of issuance. This model incorporates the most recent data available including risk-free interest rate, expected life of options, expected dividend yield, expected stock price volatility, and the Company's share price. The derivative is revalued at the end of each reporting period and any change in fair value is recorded as a gain or loss in the statement of operations. The derivative liabilities at December 31, 2025 were triggered by conversion features embedded in promissory notes held by investors Cohen & Company Financial Management LLC, J.V.B. Financial Group and Northlands Securities. On August 15, 2024, the Company recognized derivative liabilities and an offsetting debt discount associated with the embedded conversion features in its senior secured convertible notes, convertible promissory notes and advisors loans. The Company previously did not bifurcate the embedded conversion features as derivatives due to the lack of an underlying share price prior to the Company's acquisition of Armada and listing of its Ordinary Shares on the NASDAQ.
(3)
Crypto assets received in exchange for goods or services are initially measured at their fair value on the contract inception date. Crypto assets purchased for cash are initially recorded at cost, which includes the purchase price and any directly attributable transaction costs or fees. Subsequent to initial recognition, the Company measures all in-scope crypto assets at fair value at each reporting period, with changes in fair value recognized in earnings in the period in which they occur.
(4)
Contingent consideration relates to recent acquisitions and is based on the post-acquisition performance of the acquired businesses. The consideration is reassessed at each reporting period. Contingent consideration is a Level 3 financial liability under topic ASC 820. Future anticipated payments in respect of contingent consideration are initially recorded at fair value, which is the present value of the expected cash outflows of the obligations. The obligations are dependent on the future financial performance of the businesses acquired. The fair value is estimated based on internal financial projections in relation to the acquisition. The valuation incorporates unobservable inputs, including forecasted performance of the acquired businesses, the probability of achieving targets, and the discount rate. The following table provides a roll forward of the contingent consideration liability related to the Company’s acquisitions (excluding $2.1 million of equity classified contingent consideration):

Six months ended June 30, 2026
Beginning balance	$51,051
Additions	218
Earned	(29,453)
Loss on revaluation	3,845
Ending balance	$25,661

(5)
The fair value of SQD tokens is determined using a market approach based on the traded price observed on the transaction date. There is no pricing information available from a National Price Desk for SQD tokens that would otherwise represent a quoted price in an active market and qualify as a Level 1 input in the fair value hierarchy. Accordingly, the Company estimates fair value using pricing information obtained from market aggregators that compile trading data from active exchanges. The prices obtained from these market aggregators represent observable market data but are not directly quoted prices for identical assets in an active market. As a result, the Company classifies the inputs used in determining the fair value of SQD tokens as Level 2 inputs within the fair value hierarchy. These prices reflect active market transactions for SQD tokens at or near the measurement date.

The carrying amount of the Company’s cash, accounts receivable, accounts payable and accrued expenses approximated their fair values due to their short term to maturity.

Credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivables. The Company’s cash in deposited in accounts at large financial institutions. The Company believes it is not exposed to significant credit risk due to the financial strength of the depository institutions in which the cash are held.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(In USD'000 except shares and per share data)

(unaudited)

Accounts receivable are potentially subject to credit risk concentration. The Company has not experienced any material losses related to concentrations during the periods presented.

There were no customers that accounted for more than 10% of the Company’s total accounts receivable at June 30, 2026.

At December 31, 2025, the following customers represent more than 10% of total accounts receivable.

December 31, 2025
Servicios Liverpool, S.A. de C.V.	17%

Accounts payable include balances for work incurred by third parties for the benefit of the Company.

Foreign currency risk

During the six months ended June 30, 2026, the Company’s revenue was primarily denominated in US Dollar, the Euro (“EUR”), Great British Pounds (“GBP”), Australian Dollars (“AUD”), Polish Zloty (“PLN”) and Indian Rupees (“INR”). Based upon the Company’s level of operations for the six months ended June 30, 2026, a sensitivity analysis shows that a 10% appreciation or depreciation in these currencies against the US dollar would have increased or decreased, respectively, the Company’s revenue for the six months ended June 30, 2026 by the following:

•
GBP against the US dollar by $4,748
•
EUR against the US dollar by $1,674
•
AUD against the US dollar $121
•
PLN against the US dollar by $89
•
INR against the US dollar by $249

During the six months ended June 30, 2025, the Company’s revenue was denominated in US Dollar, the Euro (“EUR”), Australian Dollars (“AUD”), Polish Zloty (“PLN”) and Indian Rupees (“INR”). Based upon the Company’s level of operations for the six months ended June 30, 2025, a sensitivity analysis shows that a 10% appreciation or depreciation in these currencies against the US dollar would have increased or decreased, respectively, the Company’s revenue for the six months ended June 30, 2025 by the following:

•
EUR against the US dollar by $15
•
AUD against the US dollar $29
•
PLN against the US dollar by $19
•
INR against the US dollar by $7
2.15
. Loss and earnings per share

In accordance with ASC 260 Earnings Per Share, basic earnings per share, basic net loss per share is based on the weighted average number of ordinary shares issued and outstanding and is calculated by dividing net loss attributable to ordinary shareholders by the weighted average shares outstanding during the period.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares used in the net loss per share calculation plus the number of ordinary shares that would be issued assuming conversion of all potentially dilutive securities outstanding. If the Company reports a net loss, the computation of diluted loss per share excludes the effect of dilutive ordinary share equivalents, as their effect would be antidilutive. Diluted loss per share is equal to the net loss per share as all potentially dilutive securities are anti-dilutive in the periods presented. For the six months ended June 30, 2026 and 2025 the Company incurred net losses and therefore no potential dilutive ordinary share were utilized in the calculation of losses per share.

If the Company reports net income, basic earnings per share is based on the weighted average number of ordinary issued and outstanding and is calculated by dividing net income attributable to ordinary shareholders by the weighted average shares outstanding during the period.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(In USD'000 except shares and per share data)

(unaudited)

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares used in the net earnings per share calculation plus the number of ordinary shares that would be issued assuming conversion of all potentially dilutive securities outstanding.

The following table presents the potential shares of ordinary shares outstanding that were excluded from the computation of diluted net loss per share of ordinary shares as of the periods presented because including them would have been antidilutive:

	June 30, 2026	June 30, 2025
Convertible debt	571,429	54,172
Shares payable (see note 7)	23,323,453	498,221
Warrants	12,794,266	13,019,976
Share options	9,963,657	7,522,654
Convertible promissory notes (see note 7)	171,905	222,153
Advisors Loans	—	1,606,039
Total	46,824,710	22,923,214

The Company uses the “if converted” method for calculating the dilutive effect of the convertible debt and shares payable and the treasury share method for calculating the dilutive effect of the options and warrants. The Company included the deferred shares as they are expected to be converted to ordinary shares in the future.

2.16
. Reclassifications

Certain amounts reported in prior periods have been reclassified to conform to the current period presentation. These reclassifications had no impact on previously reported net income, total assets, total liabilities, or shareholders’ equity. During the six months ended June 30, 2025, Research and development expenses were presented in the condensed interim combined consolidated statement of operations within the General and administrative expenses line. In the condensed interim combined consolidated statement of operations for the year ended six months ended June 30, 2026, Research and development expenses from the comparative period have been reclassified to conform to the current period presentation. At June 30, 2026, the Share-based payment liability was reclassified to Ordinary Shares Payable as the underlying share options were fully vested and exercisable at any time. The Share-based payment liability for the comparative period have been reclassified to conform to the current period presentation.

3.
Recently issued and adopted accounting pronouncements

As of June 30, 2026, the Company ceased to qualify as an emerging growth company under the JOBS Act as a result of the market value of its common equity held by non-affiliates exceeding $700 million as of such date, as measured in accordance with Rule 12b-2 under the Securities Exchange Act of 1934, as amended. Accordingly, the Company is no longer able to avail itself of the extended transition period for complying with new or revised accounting standards. From June 30, 2026, onwards, the Company is required to comply with new or revised financial accounting standards at the same time as other public companies that are not emerging growth companies (see Note 2.3 for more information).

In May 2026, the FASB issued Accounting Standards Update (ASU) No. 2026-02, Environmental Credits and Environmental Credit Obligations (Topic 818). This standard establishes guidance for the recognition, measurement and disclosure of environmental credits and environmental credit obligations. The guidance will be effective for the annual periods beginning the year ending December 31, 2028, and interim periods within those annual periods. Early adoption is permitted. Upon adoption, the guidance is required to be applied on a retrospective basis. The Company is evaluating the effect that this guidance will have on its consolidated financial statements and related disclosures.

In December 2025, the Financial Accounting Standards Board (the “FASB”) issued ASU 2025‑11, Interim Reporting (Topic 270): Narrow‑Scope Improvements. The amendments clarify the applicability, content, and disclosure requirements for interim financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). The objective of ASU 2025‑11 is to improve the clarity and navigability of Topic 270 by consolidating existing interim reporting guidance, specifying required

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(In USD'000 except shares and per share data)

(unaudited)

disclosures, and establishing a principle that entities disclose events and changes occurring after the most recent annual reporting period that have a material impact on the entity. ASU 2025‑11 is effective for interim periods within annual periods beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the impact on the Company’s interim reporting and disclosures.

In December 2025, the FASB issued ASU No. 2025-10, Accounting for Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (ASU 2025-10) to establish authoritative guidance on the recognition, measurement, and presentation of government grants received by business entities. The guidance will be effective for the annual periods beginning after December 15, 2028 including interim periods within those annual periods. Early adoption is permitted. Upon adoption, the guidance can be applied using a modified prospective, modified retrospective, or under a retrospective approach. The Company is currently evaluating the impact of ASU 2025-10 on its consolidated financial statements.

In November 2025, the FASB issued ASU 2025-09, Derivatives and Hedging (Topic 815) - Hedge Accounting Improvements (“ASU 2025-09”). The amendments in this update aim to better align financial reporting with an entity's risk management strategies. It makes improvements in five key areas to help entities achieve and maintain hedge accounting for highly effective economic hedges. Improvements include changes to similar risk assessment for cash flow hedges, a new model for Choose-Your-Rate debt instruments, a principles-based approach for non-financial forecasted transactions, clarification on net written options, and addressing the mismatch in dual-hedge accounting ASU 2025-09 is effective for annual periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Company is currently evaluating the impact of ASU 2025-09 on its consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08 "Financial Instruments — Credit Losses (Topic 326): Purchased Loans." ASU 2025-08 expands the population of acquired financial assets subject to the gross-up approach to purchased seasoned loans. Under the gross-up approach, acquired financial assets that are determined to be seasoned are recognized at amortized cost basis offset by allowance for credit losses at acquisition. No provision for loan losses is recognized at acquisition. All non-purchase credit deteriorated loans acquired in a business combination are deemed seasoned. Other non-purchase credit deteriorated loans are deemed seasoned if purchased at least ninety days after origination and the acquirer was not involved in the origination. This update is effective for annual and interim periods beginning after December 15, 2026, with early adoption permitted. Entities should apply the amendments prospectively to loans acquired on or after the adoption date. The Company is currently evaluating the impact of the adoption of ASU 2025-08 on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging and Revenue from Contracts with Customers, which refines the scope of the guidance on derivatives in ASC 815 and clarifies the guidance on share-based payments from a customer in ASC 606. This ASU is effective for fiscal years beginning after December 15, 2026, including interim periods within those annual reporting periods, with early adoption permitted. The guidance can be applied prospectively to new contracts entered into on or after the date of adoption or on a modified retrospective basis for contracts existing as of the beginning of the annual reporting period of adoption. The Company is currently evaluating the impacts of ASU 2025-07 on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025‑06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software ("ASU 2025-06"). ASU 2025-06 removes the existing project stage model and introduces new capitalization criteria based on management authorization and the probability of project completion. It also clarifies the treatment of software development uncertainty and incorporates guidance on website development costs. ASU 2025-06 is effective for annual periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of ASU 2025-06 on its consolidated financial statements.

In May 2025, the FASB issued ASU No. 2025-04, “Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer.” This ASU clarifies the accounting treatment of share-based compensation payable to a customer. This guidance is effective for the Company for fiscal years beginning after December 15, 2026. The Company is currently evaluating the impact of adopting ASU 2025-04 on its consolidated financial statements and related disclosures.

In May 2025, the FASB issued ASU No. 2025-03, “Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity.” This ASU clarifies the guidance regarding the identification of the accounting acquirer in a business combination in which the legal acquiree is a variable interest entity. This guidance is effective for the Company for fiscal years beginning after December 15, 2026. The Company is currently evaluating the impact of adopting ASU 2025-03 on its consolidated financial statements and related disclosures.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(In USD'000 except shares and per share data)

(unaudited)

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses and in January 2025, the FASB issued ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date ("ASU 2025-01"). The ASU requires a public business entity to provide disaggregated disclosures of certain categories of expenses on an annual and interim basis including purchases of inventory, employee compensation, depreciation, and intangible asset amortization for each income statement line item that contains those expenses. ASU 2024-03, as clarified by ASU 2025-01 is effective for annual reporting periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with prospective or retrospective application permitted. The Company is currently evaluating the impact of adopting ASU 2024-03 on its consolidated financial statements and related disclosures.

4.
Acquisitions and disposals

Acquisition-date disclosures included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 are not repeated in these condensed interim combined consolidated financial statements. Current-period transactions are disclosed below and in the relevant notes.

Subsquid transaction

On June 19, 2026, the Company transferred 100% of the equity interests in Subsquid Labs GmbH to Epicurean Capital GmbH for nominal cash consideration. The Company concluded that it retained effective control under ASC 810 through an irrevocable call option, substantive consent rights and pre-signed transfer documentation. Accordingly, Subsquid remains consolidated and no gain or loss was recognized.

Under the terms of the Subsquid sale agreement, Epicurean is committed to contribute $3.0 million to Subsquid's capital reserve within 12 months of the Closing Date.The Company has also granted the Buyer the right to direct Subsquid to deploy up to 95,000,000 SQD Tokens for operating purposes, of which up to 45,000,000 SQD Tokens may be distributed to the UBO. The Company retains the right to direct the deployment of up to 78,135,057 SQD Tokens from Subsquid's wallets on 10 business days' written notice.

Concurrently with the execution of the Subsquid sale agreement, the following liabilities and purchase commitments of the Company were also cancelled:

•
Green Trident Warrants: The warrants previously issued to Green Trident FZ-LLC ("Green Trident") were cancelled. These warrants were issued on October 9, 2025 pursuant to a warrant agreement entered into in connection with the Company's original acquisition of Subsquid. The warrants were classified as a liability and measured at fair value through earnings under ASC 480-10-25-14, as they embodied an obligation potentially settleable in a variable number of ordinary shares. Upon cancellation of the warrants, the warrant liability of $0.7 million was derecognized, with the resulting gain of $0.7 million included in "Other non-operating income, net" in condensed interim combined statements of operations for the six months ended June 30, 2026.
•
SQD Token Purchase Commitment: The Company's pre-existing contractual obligation to purchase SQD Tokens on the open market was terminated. Prior to such cancellation, the Company was required to acquire SQD Tokens in an amount equal to 1% of the Company's annual revenue for each of the fiscal years ending December 31, 2025, 2026, and 2027.

Reward acquisition

On February 10, 2026, the Company acquired all of the issued share capital of Reward Loyalty UK Limited (“Reward”) for approximately $228.6 million, subject to customary adjustments.

On June 4, 2026, certain sellers waived $14.0 million of warranty-retention amounts in exchange for warrants to purchase 4,670,000 ordinary shares. The waiver reduced purchase consideration by approximately $10.4 million. The Company recognized $3.2 million of warrant value as consideration transferred and $2.5 million as compensation for post-combination services.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(In USD'000 except shares and per share data)

(unaudited)

The acquisition was accounted for under ASC 805. The purchase price allocation remained provisional at June 30, 2026. The preliminary allocation of consideration was as follows:

Consideration
Cash	$210,739
Ordinary shares payable	17,861
Fair value of total consideration transferred	$228,601
Recognized amounts of identifiable assets acquired and liabilities assumed:
Current assets (1)	$111,684
Property, plant & equipment	1,259
Trade names and Trademarks	19,156
Developed Technology	14,367
Customer Relationships	82,098
Non competition agreement	435
Right of use assets	1,184
Non-current liabilities (2)	(971)
Current liabilities (3)	(103,372)
Deferred tax liability	(29,014)
Total identifiable net assets	$96,827
Goodwill	131,774
Total estimated preliminary purchase price allocation	$228,601

1.
Includes trade and other receivables, prepayments, cash and cash equivalents and other current assets.
2.
Includes long-term loans, long-term lease liabilities, and other non current liabilities.
3.
Includes trade and other payables, short term loans, short term lease liabilities and other current liabilities.

Goodwill generated from this business combination is primarily attributable to synergies between the Company's and Reward's respective products. Goodwill will not be deductible for tax purposes.

The Company recognized $1.9 million of transaction costs, primarily related to regulatory, financial advisory, and legal fees, in operating expenses in the combined consolidated statements of operations during the six months ended June 30, 2026.

The following table presents amounts of Reward's revenue and net loss included in the Company's combined consolidated statements of operations for six months ended June 30, 2026 and the unaudited pro forma combined results of the Company and Reward as if the Reward acquisition had occurred on January 1, 2025 in USD' millions:

	Revenue	Net loss
	In USD'millions	In USD'millions
Reward actual from February 10, 2026 to June 30, 2026	$37.6	$(2.5)
Unaudited pro forma combined from January 1, 2026 to June 30, 2026	138.2	(141.6)
Unaudited pro forma combined from January 1, 2025 to June 30, 2025	53.7	(59.5)

Other acquisitions

During the six months ended June 30, 2026, the Company completed three business combinations for aggregate consideration of $17.4 million, including $2.4 million in cash, $12.9 million in equity consideration and $2.1 million of contingent consideration (equity classified).

The acquisitions were accounted for under ASC 805, and the aggregate purchase price allocation remained provisional at June 30, 2026. The preliminary allocation was as follows:

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(In USD'000 except shares and per share data)

(unaudited)

Consideration
Ordinary shares of Rezolve	$12,898
Cash consideration	2,350
Contingent consideration	2,170
Fair value of total consideration transferred	$17,418
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	417
Accounts receivable	1,120
Prepaid expenses and other current assets	168
Developed technology (intangible asset)	4,113
Customer contracts and related relationships (intangible asset)	618
Other non-current assets	337
Accounts payable and accrued liabilities	(987)
Other current liabilities	(1,613)
Other non-current liabilities	(239)
Total identifiable net assets	$3,934
Goodwill	13,484
Total estimated preliminary purchase price allocation	$17,418

Goodwill generated from this business combination is primarily attributable to synergies between the Company's and the acquired entities' respective products and services. Goodwill will not be deductible for tax purposes.

The impact of transaction costs, primarily related to regulatory, financial advisory, and legal fees, recognized in operating expenses in the combined consolidated statements of operations during the six months ended June 30, 2026 was not material.

Pro forma results of operations have not been presented as the impact on the Company’s combined consolidated statements of operations for the six months ended June 30, 2026 and 2025 is not material.

The Company also completed an acquisition of Web3 infrastructure assets focused on blockchain-based payments, digital wallets, identity/security infrastructure, and developer tools for crypto-enabled applications during the six months ended June 30, 2026. The Company accounted for this acquisition as an asset acquisition. As a result, the Company recognized an intangible asset for developed technology of $18.2 million.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(In USD'000 except shares and per share data)

(unaudited)

5.
Prepayments and other current assets

	June 30, 2026	December 31, 2025
Prepaid expenses	$8,394	$6,947
Receivable from government authorities	—	5
Income tax receivable and input tax credits	4,018	1,024
Current contract costs (1)	—	1,627
Other current assets	5,647	10,437
Total	$18,059	$20,040

(1) Represents the current portion of the asset recognized from the costs to obtain contracts with customers. See Note 2.11 for more information.

6.
Goodwill, Intangible assets, net, Crypto intangible assets, net and Other digital assets, net

During the six months ended June 30, 2026 and 2025, our business combinations generated $140.3 million and $6.3 million of goodwill, respectively, which was primarily attributable to expected synergies and potential monetization opportunities, see Note 4 for more information.

The following table sets forth the major categories of the intangible assets at June 30, 2026:

	June 30, 2026	December 31, 2025
In-development intangible asset, net	$12,751	$8,216

Software	$39,237	$39,220
Less—Accumulated amortization for Software	(4,326)	(2,668)
Software, net	$34,911	$36,552

Developed technology	120,386	84,127
Less—Accumulated amortization for Developed technology	(7,701)	(3,366)
Developed technology, net	$112,685	$80,761

Customer contracts and related relationships	186,914	106,118
Less—Accumulated amortization for Customer contracts and related relationships	(14,692)	(2,716)
Customer contracts and related relationships, net	$172,222	$103,402

Patents and trademarks	28,993	10,400
Less—Accumulated amortization for Patents and trademarks	(1,381)	(526)
Patents and trademarks, net	$27,612	$9,874

Recruitment database	492	492
Less—Accumulated amortization for Recruitment database	(178)	(96)
Recruitment database, net	$314	$396

Intangible assets, net	$360,495	$239,201

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(In USD'000 except shares and per share data)

(unaudited)

The following table sets forth crypto intangible assets and other digital assets at June 30, 2026:

	June 30, 2026	December 31, 2025
Crypto intangible assets, net	$105	$103

Other digital assets	14,132	79,719
Less—Impairment charge for Other digital assets	(5,575)	(63,345)
Other digital assets, net	$8,557	$16,374

Amortization expense for software for the six months ended June 30, 2026 and 2025 was $19.6 million and $1.4 million respectively. The Company has not commenced amortizing the in-development intangible asset as it not yet ready for its intended use.

As of June 30, 2026, expected amortization expense for intangible assets over its remaining life is as follows:

Remainder of 2026	$26,887
2027	53,687
2028	53,406
2029	53,311
2030	52,522
Thereafter	107,931
$347,744

7.
Debt and other liabilities

	June 30, 2026	December 31, 2025
Short-term debt and other liabilities
Short-term debt (7.1)	$123,113	$102,143
Short-term debt to related parties (7.2)	12	12
Ordinary shares payable (7.3)	73,418	12,060
Convertible promissory notes	427	427
Convertible debt (7.4)	1,800	1,800
Long-term debt and other liabilities
Long-term debt (7.1)	30,086	50,092
Total short-term and long-term debt and other liabilities	$228,856	$166,534

7.1 Short-term and long-term debt

	June 30, 2026	December 31, 2025
Short-term debt
Non-Banking Financial Company loan	$87	$108
Monroe debt	102,661	101,540
Promissory notes	20,000	—
Other short-term debt	365	495
Total short-term debt	$123,113	$102,143
Long-term debt
Non-Banking Financial Company loan	$46	$78
Promissory notes	30,000	50,000
Other long-term debt	40	14
Total long-term debt	30,086	50,092

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(In USD'000 except shares and per share data)

(unaudited)

Non-Banking Financial Company loan

The Non-Banking Financial Companies ("NBFCs") carry an interest rate ranging between 17% to 22%. Amounts due within the next 12 months have been classified in short-term debt. Amounts due beyond 12 months have been classified as long-term debt.

Related interest-free director loans are repayable on demand which are presented within "Short-term debt".

Monroe Debt

At June 30, 2026, the term loans under the amended and restated credit agreement mature on December 31, 2026 and bear interest at Term SOFR plus 5.50%, with an additional 2.00% following specified events of default. The agreement includes financial maintenance covenants and a $10.0 million minimum-liquidity requirement. The Company was in compliance with all debt covenants at June 30, 2026.

The term loans were accounted for as a troubled debt restructuring in 2025, and no gain was recognized. Their carrying amount is as follows:

	June 30, 2026	December 31, 2025
Short term debt under troubled debt restructuring
Short term debt under troubled debt restructuring	$103,679	$103,679
Accrued interest on short term debt under troubled debt restructuring	177	167
Debt issuance costs on short term debt under troubled debt restructuring	(1,195)	(2,306)
Total short term debt under troubled debt restructuring	$102,661	$101,540

Promissory notes

The Company has two promissory-note tranches with aggregate principal of $50.0 million. The notes accrue interest at 10% per annum, payable in kind or cash; the $20.0 million tranche matures on April 1, 2027 and the $30.0 million tranche matures on December 31, 2027.

7.2. Unsecured interest free loans taken from related parties DBLP Sea Cow Ltd are repayable on demand.

7.3 Ordinary shares payable

	June 30, 2026	December 31, 2025
Ordinary shares payable
Techouts acquisition	$12,660	$8,660
Smartpay and Truther acquisition	2,000	2,000
Reward acquisition	11,814	—
Scale Up acquisition	25,454	—
Ordinary shares payable for non-compete arrangement	1,400	1,400
Ordinary shares payable for services	10,000	—
Ordinary shares payable for other business combinations and asset acquisitions	10,090	—
Total	$73,418	$12,060

Ordinary shares payable as of June 30, 2026 consist primarily of obligations arising from business combinations and marketing and other service arrangements.

7.4 Convertible debt

Convertible debt consists of a $1.8 million note payable that is convertible into ordinary shares based on the average volume-weighted average price over the five trading days preceding conversion.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(In USD'000 except shares and per share data)

(unaudited)

8.
Share-based Compensation

Groupby share options

In August 2025, the Company granted 3,098,270 share options to the former employees of Groupby ("the Groupby share options") The Groupby share options have an exercise price of £.0001 and vesting period of 8 months. Option holders have a 5-year period to exercise the options before they expire. Forfeitures are recognized in the period of occurrence. The Groupby share options completed vesting during the six months ended June 30, 2026.

Grants in 2025 of the Groupby share options
Expected term—years (1)	1 - 5.32
Current share value	$2.93
Expected volatility (2)	49.2 - 115.5%
Risk-free interest rate (3)	3.70%
Dividend yield (4)	0%

Share option activity during the six months ended June 30, 2026

The Company granted 16,444,648 share options ("the 2025 LTIP Plan") during the six months ended June 30, 2026. A portion of the awards vested in full on the grant date; the remaining awards vest in equal annual installments on January 1 of each year, generally over a three-year service period (with one award vesting over four years), subject to continued service. A further 40,783 options, forming part of the same 2025 LTIP award pool registered in 2025, were granted on July 1, 2026 (after the period end) and are therefore excluded from the options granted during the period (the total registered award is 16,485,431 options). Forfeitures are recognized in the period of occurrence.

Grants in 2026 under the 2025 LTIP
Expected term—years (1)	2.5 - 5.4
Current share value	$2.36 - 3.08
Expected volatility (2)	121.7% - 122.4%
Risk-free interest rate (3)	3.5% - 4.18%
Dividend yield (4)	0%

(1)
The expected term is the length of time the grant is expected to be outstanding before it is exercised or terminated. This number is calculated as the midpoint between the end of the vesting term and the contractual period to exercise.
(2)
Volatility, or the standard deviation of annualized returns, was calculated based on comparable companies’ reported volatilities.
(3)
Risk free rate was obtained from US treasury notes for the expected terms noted as of the valuation date.
(4)
The Company has assumed a dividend yield of zero as it has no plans to declare dividends in the foreseeable future.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(In USD'000 except shares and per share data)

(unaudited)

Share option activity in the year

The Company’s share option activity for the six months ended June 30, 2026 was as follows:

	Number of share options	Weighted-Average Exercise Price	Weighted- Average Remaining Contractual life (years	Aggregate Intrinsic Value (In millions)*
Outstanding as of December 31, 2025	12,907,342	£0.0001	3.6	$33.20
Issued	16,444,648	£0.0001	—	—
Exercised - related parties	(10,340,733)	£0.0001	—	—
Exercised - employees and other holders	(2,273,520)	£0.0001	—	—
Cancelled/Forfeited	—	—	—	—
Outstanding as of June 30, 2026	16,737,737	£0.0001	3.8	$52.7
Vested and exercisable		£0.0001	3.6	31.4
Vested and expected to vest	16,737,737	£0.0001	3.8	$52.7

The weighted-average grant date fair-value per share of the options granted during the six months ended June 30, 2026 was $2.53. The total fair value of the options that vested during the six months ended June 30, 2026 was $38.4 million.

In May 2026, following the termination of a participant’s employment, the vesting of 66,666 previously-unvested share options under the 2024 LTIP was accelerated. The remaining unrecognized compensation cost related to those options was recognized in full during the six months ended June 30, 2026. The modification did not increase the fair value of the awards, and accordingly no incremental compensation cost arose.

As of June 30, 2026, the Company had $4.4 million of unrecognized share-based compensation expense related to non-vested share options. Of this amount, $3.5 million relates to the 2025 LTIP (expected to be recognized over a weighted-average period of approximately 1.1 years) and $0.9 million relates to the 2024 LTIP (expected to be recognized over a weighted-average period of approximately 0.7 years). The Groupby share options completed vesting during the six months ended June 30, 2026 and have no remaining unrecognized cost.

9.
Accrued expenses, advances and other payables

Accrued expenses and other payables

	June 30, 2026	December 31, 2025
Employee related payables	$1,073	$3,749
Accrued expenses	16,180	14,028
VAT, duty and excise tax liability	—	123
Other	14,985	2,544
Total	$32,238	$20,444

Advances from external parties

Advances from external parties of $ 41,097 relates to loyalty programs that the Company sets up, hosts, and maintains for external parties. See Note 2.11 for additional information. The Company receives advance funding from these external parties to support the settlement of customer redemptions related to offers funded by the external parties that are expected to occur over the subsequent six to eight weeks. The funds are provided on a monthly basis and deposited into a designated account. As customers redeem cash-back earned under these funded offers, the corresponding amounts are disbursed from the designated account.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(In USD'000 except shares and per share data)

(unaudited)

10.
Related party disclosures

Key managerial personnel (KMP) and Members of their immediate families

Daniel Wagner	Chief Executive Officer and Class III Director
Arthur Yao	Chief Operating and Financial Officer
Sauvik Banerjjee	Global President and Chief Digital Officer
Crispin Lowery	Chief Revenue Officer
Anthony Sharp	Non-Executive Director - Class II Director
Sir David Wright	Non-Executive Director - Class II Director
Stephen Perry	Non-Executive Director - Class II Director
Derek Smith	Non-Executive Director - Class II Director
John Wagner	Former Non-Executive Director - Class II Director (deceased)
Richard Burchill	Group Finance Director
Peter Vesco	Former Chief Commercial Officer and General Manager (EMEA)
Adam Wagner	Family member

Transactions and outstanding balances of related parties were as follows:

Transactions during the year

	Six months ended June 30, 2026	Six months ended June 30, 2025
Share Capital Issued at nominal value
DBLP Sea Cow (1)	$1	$2
Convertible promissory notes repaid
Estate of John Wagner	$—	$3
Anthony Sharp	—	23
Loans Repaid
Daniel Wagner	$—	$4,655
DBLP Sea Cow (1)	—	447
Managerial remuneration
Key Management Personnel
Daniel Wagner	$159	$156
Crispin Lowery	185	—
Salman Ahmad	159	156
Richard Burchill	172	166
Sauvik Banerjee	188	—
	$863	$478

Sales and marketing	$185	$—
General and Administrative	678	478
	$863	$478

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(In USD'000 except shares and per share data)

(unaudited)

	Six months ended June 30, 2026	Six months ended June 30, 2025
Share-based compensation - management
DBLP Sea Cow (1)	$20,665	$5,325
Richard Burchill	202	156
Salman Ahmad	268	156
Peter Vesco	915	156
Arthur Yao	5,211	156
Sauvik Banerjee	701	96
Crispin Lowery	395	—
	$28,357	$6,045

Sales and marketing	$1,310	$408
General and Administrative	27,047	5,637
	$28,357	$6,045
Consulting fees
DBLP Sea Cow (1)	$150	$150
Peter Vesco	179	213
Arthur Yao	270	150
	$599	$513
Reimbursement of expenses
Daniel Wagner	$197	$—
Arthur Yao	167	—
Sauvik Banerjjee	16	—
	$380	$—

Sales and marketing	$709	$363
General and Administrative	270	150
	$979	$513
Director remuneration
Sir David Wright	$46	$45
Anthony Sharp	206	206
Stephen Perry	50	49
Derek Smith	50	49
	$352	$349
Share-based compensation - directors
Sir David Wright	$852	$—
Anthony Sharp	852	—
Stephen Perry	852	—
Derek Smith	852	—
	$3,408	$—

Sales and marketing	$—	$—
General and Administrative	3,760	349
	$3,760	$349
Management remuneration
Sales and marketing	$5,964	$770
General and Administrative	31,755	6,613
	$37,719	$7,383
Business development expenses
Rezolve China (2)	$—	$151

1.
DBLP Sea Cow Ltd. (a company incorporated in the Seychelles) (“DBLP Sea Cow”) is wholly legally owned by Daniel Wagner, Chief Executive Officer of Rezolve.
2.
The Company has expensed all cash transferred to its former subsidiary Rezolve China.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(In USD'000 except shares and per share data)

(unaudited)

Outstanding balances as at reporting date

	June 30, 2026	December 31, 2025
Short term debt to related party
DBLP Sea Cow (1)	$12	$12
	$12	$12
Due to related party
DBLP Sea Cow (1)	$—	$33
	$—	$33
Due from related party
Avirup Chakraverty (2)	$7,700	$—
	$7,700	$—
1.
DBLP Sea Cow Ltd. (a company incorporated in the Seychelles) (“DBLP Sea Cow”) is wholly legally owned by Dan Wagner, Chief Executive Officer of Rezolve.
2.
The Company has provided an interest-free loan of $7.7 million to Avirup Chakraverty ("Avirup"), the former owner of Mpower. Following the acquisition of Mpower, Avirup became an employee of the Company and continues to serve as a director of the Mpower group. In connection with the acquisition of Mpower, the Company agreed to a contingent earn-out arrangement under which Avirup may receive a share option award upon the achievement of specified Mpower revenue targets, provided that he remains employed by the Company on the grant date. Subject to satisfaction of these conditions, the share options are expected to be granted in May 2027. Upon the grant of the share options, the outstanding principal balance of the $7.7 million loan will be offset against the value of the share option award, with any excess value, if applicable, payable to Avirup. Accordingly, the contingent share option award serves as collateral for the loan.

11.
Leases

During the six months ended June 30, 2026, the following changes in the Company's lease liabilities and corresponding right-of-use assets occurred:

On February 10, 2026, the Company completed the acquisition of Reward, as described in Note 4. Reward operates offices in London and Belfast, United Kingdom and Dubai, United Arab Emirates. At the acquisition date, the assumed lease agreements had remaining non-cancellable lease terms ranging from approximately 14 months to 41 months. The Company recorded lease liabilities and corresponding right-of-use assets of approximately $1.1 million in connection with these leases.

On April 29, 2026, the Company entered into a lease agreement for additional office space located at The Tower Space House, 1 Kemble Street, London WC2B 4AN, United Kingdom. The lease has a noncancelable term of 10 years and does not include a renewal option. Under the terms of the lease, no base rent is payable during the first 13 months of the lease term, followed by 24 months at 50% of the contractual base rent. Thereafter, annual base rent is £2.1 million (approximately $2.7 million at June 30, 2026) for the remainder of the lease term. Upon lease commencement, the Company recognized a right-of-use asset and a corresponding lease liability of approximately $9.3 million.

During the six months ended June 30, 2026, the Company completed four business acquisitions, as described in Note 4. One of acquired businesses operates an office in India. At the respective acquisition date, the assumed lease agreement had a remaining term of approximately 9 months. The Company recorded a lease liability and a corresponding right-of-use asset of approximately $0.02 million in connection with this lease.

The components of lease expense were as follows:

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(In USD'000 except shares and per share data)

(unaudited)

	Six months ended June 30, 2026	Six months ended June 30, 2025
Operating lease costs	$1,777	$643
Variable lease costs	3	3
Short-term lease costs	378	62
Total lease costs	$2,158	$708

Supplemental cash flow information related to leases was as follows:

	Six months ended June 30, 2026	Six months ended June 30, 2025
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$1,438	$629
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$13,498	$2,887

Supplemental balance sheet information related to leases was as follows:

	June 30, 2026	December 31, 2025
Weighted average remaining lease term in years	8.4	1.7
Weighted average discount rate	9.7%	6.1%

The following table outlines the maturities of the Company's lease liabilities:

At June 30, 2026	Operating leases
Remainder of 2026	$1,172
2027	1,857
2028	2,056
2029	2,350
2030	2,733
Thereafter	14,851
Total lease payments	$25,019
Less imputed interest	9,338
Total	$15,681
Current portion of lease liabilities	1,954
Non current portion of lease liabilities	13,727
Total lease liabilities	$15,681

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(In USD'000 except shares and per share data)

(unaudited)

12.
Income taxes

The Company files its primary tax return in the United Kingdom (“the UK”). Its subsidiaries file income tax returns in various global jurisdictions. The consolidated effective tax rate was 3.1% and (0.9)% for the six months ended June 30, 2026 and 2025, respectively. The Company’s income tax benefit/(expense) was $4.5 million and $(0.5) million for the six months ended June 30, 2026 and 2025, respectively.

The consolidated effective tax rate for the six months ended June 30, 2026 differs from the UK statutory tax rate of 25%, primarily due to the Company’s valuation allowance movement, income earned in jurisdictions subject to taxes at rates that differ from the UK federal statutory rate, and the impact of permanent book-to-tax differences and discrete one-time items recognized during the period. Discrete items include certain one-off transactions that are recognized separately from the estimated annual effective tax rate in accordance with ASC 740. The Company evaluates its effective tax rate on a year-to-date basis at the end of each interim period and adjusts it as necessary based on changes in the estimated full-year results and material discrete items.

13. Commitments

On October 3, 2024, the Company announced that it entered into a commercial agreement with Microsoft Corporation. Through this collaboration, Rezolve’s Brain Suite, including Brain Commerce, Brain Checkout, and Brain Assistant, will be powered by Microsoft Azure and available globally via Microsoft’s Azure Marketplace and co-sell channels. The Company is committed to spend $150.00 million under this agreement to purchase eligible services and offerings from Microsoft over the next 5 years.

The Company is committed to purchase eligible services and offerings from Google under two arrangements: $10.0 million over three years and $26.0 million over five years.

The Company is committed to spend $43.0 million with Amazon Web Services over five years.

The Company’s future commitments to purchase eligible services and offerings at June 30, 2026 is summarized in the table below:

	Future commitment amount in USD millions	Contract term
Microsoft	$145	5 years
Google	13	3-5 years
Amazon Web Services	35	5 years
Total Commitment	$194

14.
Subsequent events

For financial statements as of June 30, 2026, we have evaluated subsequent events through September 1, 2026, which is the date such financial statements are available to be issued.

SQD token acquisition

On June 19, 2026, the Company entered into a Token Acquisition Agreement with Calamari Digital Ltd. to acquire 56,174,960 SQD tokens in exchange for 802,499 of the Company's ordinary shares, valued at $2.80 per share, for aggregate consideration of approximately $2.2 million, or approximately $0.04 per SQD token. The transaction closed on July 4, 2026, after all closing conditions were satisfied by both parties.

Christian Angermayer is the majority shareholder of Calamari Digital Ltd. Mr. Angermayer is also the majority shareholder of Apeiron Investment Group Limited ("Apeiron"). Apeiron is considered a related party because it beneficially owns more than 5% of the Company's outstanding ordinary shares.

The purchase price of approximately $0.04 per SQD token was determined through arm's-length negotiations between the parties. During June 2026, the market trading price of SQD tokens ranged from approximately $0.03 to $0.05 per token, and the agreed purchase price fell within that observable market range.